Exhibit 12

RAYTHEON COMPANY

STATEMENT REGARDING COMPUTATION OF
RATIO OF EARNINGS TO COMBINED FIXED CHARGES
(dollar amounts in millions except for ratio)
(income excludes discontinued operations for all periods)

	Nine months ended	Year Ended December 31,
(In Millions, except ratio)	Sept 30, 2012	2011	2010	2009	2008	2007
Pre-tax income from continuing operations attributable to Raytheon Company common stockholders*	$2,108	$2,613	$2,390	$2,896	$2,513	$2,217
Add:
Fixed charges	217	265	233	223	232	294
Amortization of capitalized interest	3	5	4	4	4	3
Less:
Capitalized interest	4	3	3	3	8	6
Income as adjusted	$2,324	$2,880	$2,624	$3,120	$2,741	$2,508
Fixed charges:
Portion of rents representative of interest factor	$64	$90	$104	$97	$95	$92
Interest on indebtedness	149	172	126	123	129	196
Capitalized interest	4	3	3	3	8	6
Fixed charges	$217	$265	$233	$223	$232	$294
Ratio of earnings to fixed charges	10.7	10.9	11.3	14.0	11.8	8.5

*Net of adjustment for earnings from affiliates